SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Cytodyn, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

23283M101 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23283M101	13G	Page 2 of 5

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)

UTEK Corporation 59-3603677
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

2,040,000
6. Shared Voting Power

0
7. Sole Dispositive Power

2,040,000
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,040,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

18.1%[1]
12.	Type of Reporting Person (See Instructions)

CO

[1]

Based on the number of outstanding shares of common stock of Cytodyn, Inc. disclosed in the Cytodyn, Inc. Form 10-QSB for quarter ended November 30, 2006, and held by UTEK Corporation as of December 31, 2006.

CUSIP No. 23283M101	13G	Page 3 of 5

Item 1	(a).	Name of Issuer:

Cytodyn, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

227 E. Palace Avenue, Suite M Sante Fe, New Mexico 87501

Item 2	(a).	Name of Person Filing:

UTEK Corporation

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

2109 East Palm Avenue Tampa, FL 33605

Item 2	(c).	Citizenship:

Delaware

Item 2	(d).	Title of Class of Securities:

Common Stock, Par Value $0.001 per share

Item 2	(e).	CUSIP Number:

23283M101

Item 3	(a).	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the filing person is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 23283M101	13G	Page 4 of 5

Item 4.	Ownership:

If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount Beneficially Owned:

See Response to Item 9 on cover page.

(b) Percent of Class:

See Response to Item 11 on cover page.

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote:

See Response to Item 5 on cover page.

(ii) shared power to vote or to direct the vote:

See Response to Item 6 on cover page.

(iii) sole power to dispose or to direct the disposition of:

See Response to Item 7 on cover page.

(iv) shared power to dispose or to direct the disposition of:

See Response to Item 8 on cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 23283M101	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

/s/ Carole R. Wright
Carole R. Wright, CPA Chief Financial Officer